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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-09952

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1-1-08** AND ENDING **12-31-08**

(blank) MM/DD/YY (blank) MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fagenson & Co., Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

60 Broad Street

(No. and Street)

New York   **New York**   **10004**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blanche LaLima   **212-422-1993**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kandel & Company

(Name – *if individual, state last, first, middle name*)

100 Crossways Park West   **Woodbury**   **New York**   **11797**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Robert B Fagenson_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fagenson & Co., Inc.**
, as of **December 31,** , 20 **08** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as non-customer accounts.

Debits $ -0-   Credits $ 5,148,815

Signature

Title

Morton Leventhal

Notary Public

MORTON LEVENTHAL
Notary Public, State of New York
No. 2323470
Qualified In New York County
Commission Expires May 31, 18~~~ 2011

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors Report on Internal Accounting Control**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAGENSON & CO., INC.

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2008

KANDEL & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

100 CROSSWAYS PARK WEST - SUITE 210

WOODBURY, NEW YORK 11797

(516) 496-9195

FAX (516) 364-3186

Independent Auditor's Report

Board of Directors
Fagenson & Co., Inc.

We have audited the accompanying statement of financial condition of Fagenson & Co., Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fagenson & Co., Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kandel & Company
Certified Public Accountants

Woodbury, New York
February 23, 2009

FAGENSON & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2008

ASSETS

Cash	$ 231,728
Cash segregated under federal regulations	50,000
Deposits with clearing organizations	1,315,578
Receivable from brokers - dealers & clearing organizations	1,368,132
Receivable from customers	3,743,569
Marketable securities owned, at market value	8,118,396
Fixed assets, at cost, less accumulated depreciation of $76,772	35,963
Other investments	292,367
Other assets, including deferred tax asset of $1,549,683	2,661,290
Total Assets	$17,817,023

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Short-term bank loans	$ 10,000
Payable to brokers - dealers & clearing organizations	741,084
Payable to customers	1,204,685
Payable to non-customers	5,148,815
Accounts payable, accrued expenses and other liabilities	731,351
	$7,835,935
Commitments and contingent liabilities	
Subordinated borrowings	4,000,000
Total Liabilities	$11,835,935

STOCKHOLDERS' EQUITY

Capital stock	$ 50,000
Paid-in capital	20,419
Retained earnings	5,910,669
Total Stockholders' Equity	$ 5,981,088
Total Liabilities and Stockholders' Equity	$17,817,023

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES

Commissions	$6,175,432	
Principal transactions	2,056,504	
Interest & dividend income	824,722	
Other income	355,654	
		$9,412,312

EXPENSES

Employee compensation and benefits	$5,600,189	
Floor brokerage, exchange and clearance fees	2,223,137	
Communications and data processing	858,868	
Interest expense	290,832	
Occupancy	703,061	
Other expenses	850,350	
		$10,526,437

Loss before income tax income	(1,114,125)
Income tax income	421,242
Net loss	$(692,883)

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital Stock Common	Additional Paid-in Capital	Retained Earnings
Balance at January 1, 2008	$50,000	$20,419	$6,603,552
Net loss	0	0	(692,883)
Balance at December 31, 2008	$50,000	$20,419	$5,910,669

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated borrowings at January 1, 2008	$4,000,000
Decreases:	
Repayment of subordinated notes	0
Increases:	
Issuance of subordinated notes	0
Subordinated borrowings at December 31, 2008	$4,000,000

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:

Net loss		$(692,883)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 14,682	
Deferred income taxes	(423,418)	
Realized loss on investments	192,383	
Securities owned, net	(2,098,832)	
Unrealized loss on investments	162,737	
Change in assets and liabilities:		
Decrease in receivable from broker - dealers	89,386	
Decrease in receivable from customers	484,270	
Decrease in receivable from non-customers	14,560	
Increase in other assets	(357,540)	
Increase in payable to broker - dealers	539,042	
Decrease in payable to customers	(1,651,795)	
Increase in payable to non-customers	942,620	
Increase in other payables	95,846	(1,996,059)
Net cash (used in) operating activities		$(2,688,942)

Cash Flows from Investing Activities:

Additions to other investments	$ (72,000)	
Proceeds from sale of long-term investments	2,328,080	
Net cash provided by investing activities		$ 2,256,080

Cash Flows from Financing Activities:

Net cash provided by/(used in) financing activities		0
Net decrease in cash		$ (432,862)
Cash at beginning of year		$ 664,590
Cash at end of year		$ 231,728

Supplemental cash flow disclosures:

Income tax payments for the year were		0
Interest expense		$ 290,832

The accompanying notes are an integral part of these financial statements.

1 - Organization And Nature Of Business:

The Fagenson & Co., Inc. (the Company) is a broker-dealer and clearing firm registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Rhode Island Corporation.

2 - Significant Accounting Policies:

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities and options transactions are reported on a settlement date basis, which are generally three business days after trade date. Related commission income and expenses, immaterial to this statement, are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities for investments are valued at market value, and securities and other investments not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. With respect to securities borrowed or loaned, the Company advances or receives collateral in the form of cash or other collateral in an amount equal to the fair market value of the securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Deferred income tax assets and liabilities arise from operating loss carryforwards, other carryforwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carryforwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. At December 31, 2008, these carryforwards resulted in a future tax benefit of approximately $1,549,683.

Property and equipment are stated at cost. Depreciation of property and equipment is recorded on a straight-line basis using the estimated useful lives of the related property and equipment. Nominal capital expenditures for office equipment are expensed when purchased.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months and not held for sale in the ordinary course of business.

3 - Cash And Securities Segregated Under Federal And Other Regulations:

Cash of $50,000 has been segregated in a special reserve bank account for the exclusive benefit of customers, pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

4 - Receivable From And Payable To Broker-Dealers And Clearing Organizations:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$1,247,790	$ 868
Receivable from/payable to clearing brokers and organizations	120,342	740,216
	$1,368,132	$741,084

The Company clears certain of its proprietary and customer transactions through other broker-dealers on both a fully disclosed and omnibus basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company. As these amounts are short term in nature, their carrying amount is a reasonable estimate of fair value.

5 - Receivable From And Payable to Customers:

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. As these amounts are short term in nature, their carrying amount is a reasonable estimate of fair value.

6 - Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned consist of investment securities at quoted market values, as illustrated below.

	Owned	Sold Not Yet Purchased
Corporate equities	$ 404,854	0
Municipals	6,432,823	0
Money Funds	1,280,719	0
	$8,118,396	0

7 - Bank Loans:

Short-term bank loans bear interest at a fluctuating rate based on the broker's call rate. The loans are fully collateralized by marketable securities of both the Company and its customers. As these borrowings generally bear market rates of interest, their carrying amount is a reasonable estimate of their fair value.

8 – Subordinated Borrowings

The borrowing under a subordination agreement at December 31, 2008, is as follows:

Subordinated Note, 1.5%, due September 30, 2009	$3,000,000
Subordinated Note, 4.8%, due January 19, 2010	$1,000,000

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As this liability carry's a market rate of interest, the carrying amount is a reasonable estimate of fair value.

9 – Financial Instruments And Concentration Of Credit Risk:

Statement of Financial Accounting Standards No. 105 ("SFAS 105) establishes requirements to disclose information about financial instruments with off-balance-sheet risk and to disclose information about concentrations of credit risk for all financial instruments. Credit risk, as defined by SFAS 105, represents the maximum potential loss the Company faces due to possible non-performance by obligors and counter-parties of the terms of their contracts. Market risk represents the potential loss the Company faces due to the decrease in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company is engaged in various trading and brokerage activities whose counter-parties consist of registered broker-dealers, banks, and other financial institutions transacting business on a fully disclosed or omnibus basis. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

Balances at financial institutions in excess of FDIC insurance coverage totaled $ 0 as of the statement date.

10 - Commitments and Contingent Liabilities:

In 2001 the Company signed a ten-year non-cancelable operating lease for office space, expiring March 31, 2010. The minimum annual aggregate lease payments (excluding expense and escalation clauses) for the years ended December 31, are as follows:

2009	$755,011
2010	188,751
	$943,762

The lease contains additional rent clauses for real estate taxes and certain operating costs incurred by the landlord. Net rent expense for 2008 aggregated to $703,061 and is included in the occupancy expense line on the Statement of Income.
The Company has commitments under sub-tenant agreements for approximately thirty eight percent (38%) of the above rental.

11 - Related Party Transactions:

In the normal course of business, employees, officers, and directors may buy and sell securities through the Company. At December 31, 2008, included in payables to non-customers in the statement of financial condition were payables to officers and directors of $5,148,815.

12 - Capital Stock:

The authorized, issued, and outstanding shares of capital stock at December 31, 2008 were as follows:

Common stock, $100 par value; authorized 3,000 shares, issued and outstanding 500 shares.

13 - Income Taxes:

The current and deferred portions of the income tax benefit included in the statement of operations as determined in accordance with FASB Statement No. 109 are as follows:

	Current	Deferred	Total
Federal	$ 0	$(327,187)	$(327,187)
State & local	2,176	(96,231)	(94,055)
	$ 2,176	$(423,418)	$(421,242)

A reconciliation of the differences between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax income is shown as follows:

Expected income tax income at U.S. Statutory tax rate	$ (378,802)
The effect of:	
Nondeductible expenses	17,600
Increase due to state and local taxes, net of U.S. federal income tax effects	(60,040)
Income tax income	$ (421,242)

Temporary differences and carryforwards, which give rise to deferred tax assets, consist of the following:

Unrealized loss not deductible	$ 73,467
Carryforward losses	1,319,939
Unused tax credits	156,277
Total deferred tax assets	$1,549,683

14 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2 percent of aggregate debit balances arising from customer transactions as defined. At December 31, 2008 the Company had net capital of $7,181,677 which was 144.36% percent of aggregate debit balances and $5,681,677 in excess of, required net capital.

15 – Annual Report

The most recent annual audit of Fagenson & Co., Inc., pursuant to Rule 17a-5, is available for examination at its office at 60 Broad Street, New York, NY 10004 and the Regional Office of the Securities and Exchange Commission, 3 World Financial Center, Suite 400, New York, NY 10281-1022.

FAGENSON & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

SCHEDULE I

Net Capital

Total stockholders' equity qualified for net capital		$5,981,088
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		4,000,000
		9,981,088

Deductions and/or charges

A. Non-allowable assets:

Receivable from customers, unsecured	$ 97,457	
Investments, not readily marketable	292,367	
Fixed assets - net	35,963	
Other assets	1,720,603	
		2,146,390

Net capital before haircuts on securities positions		7,834,698

Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) :

A. Trading and investment securities

1. State and municipal government obligations	$ 439,932	
2. Stocks and warrants	64,577	
4. Other securities	25,614	
5. Undue concentration	122,898	653,021

Net capital		$7,181,677

SCHEDULE I (Continued)

Computation of Alternative Net Capital Requirement

2% of combined aggregate debit items as shown in formula for reserve requirement pursuant to rule 15c3-3 prepared as of date of net capital computation.	$ 99,494
Minimum dollar net capital requirement	1,500,000
Excess net capital	5,681,677
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirements	5,381,677

Reconciliation with Company's Computation

Net capital, as reported in Company's Part II (Unaudited) Focus report		7,181,677
Net audit adjustments	0	
Non-allowable assets	0	
Haircuts on securities	0	0
Net capital as above		$7,181,677

FAGENSON & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

SCHEDULE II

Credit Balances:

Free credit balances and other credit balances in customers' security accounts.	$1,204,685
Monies borrowed collateralized by securities carried for the accounts of customers.	271,740
Customers' securities failed to receive.	163
Credit balances in firm accounts attributable to principal sales to customers	0
Market value of securities and credits in all suspense accounts over 30 days.	0
Total credit items	$1,476,588

Debit Balances:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$3,630,209
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers securities failed to deliver.	55,414
Failed to deliver of customers' securities not older than 30 calendar days.	1,022,361
Margin required and on deposit with the Options Clearing Corporation for all option contracts.	266,740
Aggregate debit items	4,974,724
Less: 3% required deduction	(149,242)
Total debit items	$4,825,482

FAGENSON & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

SCHEDULE II (Continued)

Reserve Computation

Excess of total debits over credits	$3,348,894
Amount held on deposit in Reserve Bank Account (incl secs.)	$ 50,000
Amount of deposit (or withdrawal)	0
New amount in Reserve Bank Account(s) after deposit	$ 50,000

There is no material difference from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2008 and the excess as per this computation.

FAGENSON & CO., INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

SCHEDULE III

1. - Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under rule 15c3-3.   - 0 -

    A. Number of items   - 0 -

2. - Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.   - 0 -

    A. Number of items   - 0 -

KANDEL & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

100 CROSSWAYS PARK WEST - SUITE 210

WOODBURY, NEW YORK 11797

(516) 496-9195

FAX (516) 364-3186

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Fagenson & Co., Inc.

In planning and performing our audit of the financial statements of Fagenson & Co., Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Kandel & Company

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kandel & Company
Certified Public Accountants

Woodbury, New York
February 23, 2009

FAGENSON & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

The statement of financial condition of the most recent annual audit report pursuant to Rule 17a-5 and supplemental report on internal accounting control as defined in Rule 17a-5(c)(3) are available for inspection and copying at the principle office of the Company, 60 Broad Street, New York, NY, and the principle and regional office of the Securities and Exchange Commission in Washington, D.C. and New York, NY.

Robert B. Fagenson
President

Michael Stynes
C.F.O.